02045814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of July 2002

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. Press Release dated: July 15, 2002
2. Material Change Report – Form 53-901F

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date July 15, 2002: By ____________________
Rupi Khanuja, Corporate Controller

CREW
DEVELOPMENT CORPORATION

July 15,2002

TRADING SYMBOL: TORONTO & OSLO: **CRU**
FRANKFURT: **KNC**, OTC-BB-other: **CRWVF**

NEWS RELEASE

NALUNAQ FINANCING APPROVED

Crew Development is pleased to announce that the previously announced US$8 million Credit Facility with Standard Bank London has been approved by the Bank's credit committee. This represents an important milestone in advancing the Nalunaq project towards production. The bulk of the proceeds will be utilized to complete underground and infrastructure preparations for production at the company's Nalunaq Gold Deposit in South Greenland. In addition, the arrangement contemplates that the Revolving Facility will be converted, as soon as practicable, to a Limited Recourse Project Facility for Nalunaq.

In order to advance the project to early production, the company has adopted a plan of initial shipping of ore and processing at an external plant for the first 2-4 years. Nalunaq has about 40,000 tonnes of ore in stockpile containing some 20,000 oz gold. As part of this summers development program another 10,000 to 15,000 tonnes of mineralized materials are expected to be added to the stockpile available for shipping.

The shipping of ore to an external processing plant is made feasible by Nalunaq's close proximity to tidewater, its high-grade ore and surplus processing capacity available at several existing plants within economic shipping distance to Greenland. This will provide positive revenue flow to offset initial capital requirements for construction and further exploration. Calculations have proven this arrangement to be economically optimal for both the short and medium (3-5 years) term.

Preparations for production startup at Nalunaq are now underway. Underground work has commenced on site, with the objective to complete final mining tests and infrastructure upgrades. Further measured and indicated resources are anticipated to be added in the current year's development program.

The final Feasibility Study, which is in completion, addresses the financial and technical aspects of on-site processing at various mining rates and methods as well as the offshore processing. Based on these results, to be released shortly, an application for a mining license is expected to be processed by the authorities this year.

Suite 400 - 837 West Hastings Street,
Vancouver, BC V6C 3N6
Telephone: 604.683.7585
Facsimile: 604.682.0566
Toll Free: 866.818.2211
Website: http://www.crewdev.com
e-mail: info@crewdev.com

The current plan will make the project self-financing, remove the need for equity funding, and provide Crew and its partner, NunaMinerals, with a positive net cash flow years earlier than previously estimated. Crew's management believes the Nalunaq project has upside potential well beyond what is currently reflected in today's resource estimates.

"__Jan A. Vestrum__"
President and C.E.O.

This News Release was prepared by the Board of Directors on behalf of Crew Development Corp. which is solely responsible for its contents. For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no. Visit our website at **http://www.crewdev.com.**

Suite 400 - 837 West Hastings Street,
Vancouver, BC V6C 3N6
Telephone: 604.683.7585
Facsimile: 604.682.0566
Toll Free: 866.818.2211
Website: http://www.crewdev.com
e-mail: info@crewdev.com

FORM 53-901F

Material Change Report Under:
Section 85(1) of the Securities Act (British Columbia)
Section 75(2) of the Securities Act (Ontario).

ITEM 1. REPORTING ISSUER

Crew Development Corporation
400 – 837 West Hastings Street
Vancouver, BC V6C 3N6

ITEM 2. July 15, 2002

ITEM 3. PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on July 15, 2002, to the Toronto Stock Exchange and through various approved public media.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Nalunaq financing approved

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Crew Development is pleased to announce that the previously announced US$8 million Credit Facility with Standard Bank London has been approved by the Bank's credit committee. This represents an important milestone in advancing the Nalunaq project towards production. The bulk of the proceeds will be utilized to complete underground and infrastructure preparations for production at the company's Nalunaq Gold Deposit in South Greenland. In addition, the arrangement contemplates that the Revolving Facility will be converted, as soon as practicable, to a Limited Recourse Project Facility for Nalunaq.

In order to advance the project to early production, the company has adopted a plan of initial shipping of ore and processing at an external plant for the first 2-4 years. Nalunaq has about 40,000 tonnes of ore in stockpile containing some 20,000 oz gold. As part of this summers development program another 10,000 to 15,000 tonnes of mineralized materials are expected to be added to the stockpile available for shipping.

The shipping of ore to an external processing plant is made feasible by Nalunaq's close proximity to tidewater, its high-grade ore and surplus processing capacity available at several existing plants within economic shipping distance to Greenland. This will provide positive revenue flow to offset initial capital requirements for construction and further exploration. Calculations have proven this arrangement to be economically optimal for both the short and medium (3-5 years) term.

Preparations for production startup at Nalunaq are now underway. Underground work has commenced on site, with the objective to complete final mining tests and infrastructure upgrades. Further measured and indicated resources are anticipated to be added in the current year's development program.

The final Feasibility Study, which is in completion, addresses the financial and technical aspects of on-site processing at various mining rates and methods as well as the offshore processing. Based on these results, to be released shortly, an application for a mining license is expected to be processed by the authorities this year.

The current plan will make the project self-financing, remove the need for equity funding, and provide Crew and its partner, NunaMinerals, with a positive net cash flow years earlier than previously estimated. Crew's management believes the Nalunaq project has upside potential well beyond what is currently reflected in today's resource estimates.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.

ITEM 7. OMITTED INFORMATION

Not applicable.

ITEM 8. SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Vancouver, in the Province of British Columbia, this 15th day of July, 2002

Per: Jan A. Vestrum, President & CEO